Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for June 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for June 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In June 2016, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.25% as compared to the same period last year (a year-on-year (“YoY”) basis) . Of which, passenger capacity for domestic routes increased by 0.83%, passenger capacity on regional routes decreased by 12.19% and passenger capacity for international routes increased by 28.52%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 8.60%. Of which, passenger traffic for domestic routes increased by 1.96%, passenger traffic on regional routes decreased by 10.22% and passenger traffic on international routes increased by 30.55%, respectively as compared to the same period last year. The passenger load factor was 80.77%, representing an increase of 1.00 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 0.90 percentage point, 1.61 percentage point and 1.25 percentage point as compared to the same period last year, respectively.

In terms of cargo operations, in June 2016, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 10.20% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 13.37% as compared to the same period last year. The cargo load factor was 56.14%, representing an increase of 1.57 percentage point as compared to the same period last year.

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In June 2016, the Group introduced eight B737-800 aircraft, one A321 aircraft and one A320 aircraft, disposed one B757-200 aircraft and ceased the lease of one A319 aircraft. As of the end of June 2016, the Group operated a fleet of 684 aircraft.

KEY OPERATION DATA OF JUNE 2016

	June 2016			Cumulative 2016
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	11071.71	-1.88	1.96	68560.16	0.95
Regional	251.13	-1.77	-10.22	1673.48	-4.41
International	4601.82	0.20	30.55	28163.28	30.16
Total	15924.65	-1.28	8.60	98396.93	7.77
RTK (in million)
Domestic	1116.42	-2.97	1.92	6877.20	1.07
Regional	23.82	-2.42	-9.92	156.63	-4.62
International	782.96	1.94	23.78	4551.01	24.15
Total	1923.20	-1.02	9.62	11584.83	8.94
RTK - Cargo and Mail (in million)
Domestic	134.58	-7.29	3.49	818.55	2.22
Regional	1.64	-4.90	-2.86	9.76	-5.73
International	377.22	4.68	17.46	2072.41	17.85
Total	513.44	1.22	13.37	2900.71	12.89
Passengers carried (in thousand)
Domestic	7582.02	-2.44	0.67	46515.33	-0.23
Regional	184.77	-0.48	-9.47	1243.65	-2.26
International	1103.38	-1.50	28.58	6905.40	23.66
Total	8870.17	-2.28	3.22	54664.38	2.21
Cargo and mail carried (in thousand tonnes)
Domestic	82.82	-7.08	3.76	505.38	1.56
Regional	1.49	-4.31	3.35	8.86	-4.08
International	42.63	2.51	15.04	237.82	15.47
Total	126.93	-4.03	7.29	752.06	5.50

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	June 2016			Cumulative 2016
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	13660.78	-3.57	0.83	85755.94	2.40
Regional	341.20	-2.45	-12.19	2259.77	-5.83
International	5712.96	-3.22	28.52	34876.88	30.40
Total	19714.94	-3.45	7.25	122892.60	8.86
ATK (in million)
Domestic	1555.76	-4.97	-0.09	9969.75	2.04
Regional	39.10	-3.05	-13.63	267.22	-5.17
International	1094.12	-2.67	24.05	6689.78	27.06
Total	2688.98	-4.02	8.24	16926.75	10.51
ATK - Cargo and Mail (in million)
Domestic	326.29	-9.92	-3.40	2251.72	0.82
Regional	8.39	-5.16	-18.53	63.84	-3.01
International	579.95	-2.18	20.34	3350.86	24.25
Total	914.6	-5.12	10.20	5866.41	13.76

	June 2016			Cumulative 2016
Load Factor	Figure (%)	MoM Change (%)	YoY Change (%)	Figure (%)	YoY Change (%)
Passenger Load Factor (RPK/ASK)
Domestic	81.05	1.40	0.90	79.95	-1.15
Regional	73.60	0.51	1.61	74.06	1.10
International	80.55	2.75	1.25	80.75	-0.15
Total	80.77	1.77	1.00	80.07	-0.81
Cargo and Mail Load Factor
Domestic	41.25	1.17	2.75	36.35	0.50
Regional	19.53	0.05	3.15	15.28	-0.44
International	65.04	4.26	-1.60	58.36	-3.17
Total	56.14	3.52	1.57	49.45	-0.38
Overall Load Factor (RTK/ATK)
Domestic	71.76	1.48	1.41	68.98	-0.66
Regional	60.92	0.38	2.51	58.61	0.34
International	71.56	3.24	-0.16	68.03	-1.59
Total	71.52	2.17	0.90	68.44	-0.99

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 July 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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